Exhibit 99.1
Explanatory Note

This Form 6-K/A amends “Resolution for Paid-in Capital Increase” furnished on Form 6-K by Shinhan Financial Group (hereafter “SFG”) on 4 September, 2020.

The amendment is to correct ‘3) Miscellaneous – (1)’ and ‘Reason for Selection of Target Person’ of 【Target Persons of Allocation, Reason for Selection, Transaction Record, Details of Allocation, Etc.】as shown below. All other information in the announcement dated 4 September, 2020 remain unchanged.

3) Miscellaneous
(1) The Company expects to submit additional listing application to the Korea Exchange immediately upon completion of the electronic registration procedure for new shares.

【Target Persons of Allocation, Reason for Selection, Transaction Record, Details of Allocation, Etc.】

Target Person of Allocation	Relationship with the Company or Its Largest Shareholder	Reason for Selection of Target Person	Transaction with the Target Person for 6 Months before and after the Decision to Increase Capital (or Any Plan for Transaction)	Number of Shares Allocated	Remark
Centennial Investment Limited(*)	None	To strengthen the Company’s core capabilities in capital market and overseas businesses by attracting global investors	-	20,440,000	Sales restriction for 2 years (including 1-year lock-up period)
SUPREME, L.P.(**)	None	Same as the above	-	18,690,000	Same as the above

(*) Special Purpose Vehicle of a fund advised by Affinity Equity Partners

(**) Special Purpose Vehicle of a fund advised by Baring Private Equity Asia